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             [Letterhead of VASCO Data Security International, Inc.]

                                 April 14, 2000

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20548

      Re:  VASCO Data Security International, Inc.
           Commission File No. 333-30262--Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, VASCO Data Security International, Inc. (the "Registrant"), hereby respectfully requests that the Securities and Exchange Commission issue an order granting the immediate withdrawal of the Registrant's Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-30262 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on Form S-3 on February 11, 2000.

The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $.001 per share, covered by the Registration Statement. No shares of the Registrant's common stock have been issued or sold under the Registration Statement and all activity in pursuit of the offering has been discontinued. Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto.

If you have any questions regarding the foregoing application for withdrawal, please contact Robert B. Murphy or Steven E. Friedman of Piper Marbury Rudnick & Wolfe LLP, legal counsel to the Registrant in connection with the Registration Statement, at (202) 861-3900.

                                        Sincerely,

                                        VASCO Data Security International, Inc.
                                        /s/T. Kendall Hunt, Chairman

cc:  Robert B. Murphy, Esq.
     Walda Decreus, Esq.